SALARIUS PHARMACEUTICALS, INC.
2450 Holcombe Blvd., Suite X
Houston, Texas 77021

August 8, 2025

VIA EDGAR

Office of Life Sciences
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Salarius Pharmaceuticals, Inc.
Registration Statement on Form S-1, as amended
File No. 333-284368
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Salarius Pharmaceuticals, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-1, as amended, and declare such Registration Statement effective as of 9:00 a.m., Eastern Time, on August 11, 2025, or as soon thereafter as possible, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. The Company hereby authorizes Stephen Nicolai of Hogan Lovells US LLP, counsel to the Company, to make such request on its behalf.

Please direct any questions or comments concerning this request to Stephen Nicolai of Hogan Lovells US LLP at (267) 675-4642. Also, please notify Mr. Nicolai when this request for acceleration has been granted.

Very truly yours,

SALARIUS PHARMACEUTICALS, INC.

By: /s/ Mark J. Rosenblum
Name: Mark J. Rosenblum
Title: Chief Financial Officer
Title: Chief Financial Officer

cc:     David J. Arthur, Salarius Pharmaceuticals, Inc.
Stephen Nicolai, Hogan Lovells US LLP
Michael F. Nertney, Ellenoff Grossman & Schole LLP
Thomas Fugnitti, Ellenoff Grossman & Schole LLP